AMENDMENT TO INVESTMENT ADVISORY AGREEMENT
                   ------------------------------------------

     THIS AGREEMENT, made as of the 21st day of February, 2000, between Williamsburg Investment Trust (the "Trust"), a Massachusetts business trust and Flippin, Bruce & Porter, Inc. (the "Adviser"), a Virginia corporation registered as an investment adviser under the Investment Advisers Act of 1940, as amended.

                                   WITNESSETH:
                                   -----------

     WHEREAS, there is now in effect an Investment Advisory Agreement (the "Advisory Agreement") between the Trust and the Adviser dated April 1, 1992, to be in effect through March 31, 1993, and from year to year thereafter, providing for investment advisory services to be furnished by the Adviser to The FBP Contrarian Balanced Fund (the "Fund"), a series of the Trust, on certain terms and conditions and subject to certain provisions set forth therein; and

     WHEREAS, the Trust and the Adviser wish to amend the Advisory Agreement to reduce the amount of compensation payable by the Fund to the Adviser pursuant to the Advisory Agreement, and such amendment has been approved by the Board of Trustees of the Trust, including a majority of the Independent Trustees;

     NOW, THEREFORE, the parties agree as follows:

     A. The Advisory Agreement is hereby amended to delete paragraph 7 in its entirety and to replace it with the following provision:

     7. COMPENSATION. For the services provided and the expenses assumed by the Adviser pursuant to this Agreement, the Trust will pay the Adviser and the Adviser will accept as full compensation an investment advisory fee, based upon the daily average net assets of the Fund, computed at the end of each month and payable within five (5) business days thereafter, according to the following schedule:

                  Net Assets                      Annual Rate
               ------------------                 -----------
               First $250 Million                    0.70%
               Next $250 Million                     0.65%
               All over $500 Million                 0.50%

     B. In all other respects the Advisory Agreement, as now amended and in effect, is reaffirmed and shall continue in effect for the period provided by such Advisory Agreement.

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     C. This  Agreement may be executed in several  counterparts,  each of which shall be an original.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in their corporate names by their duly authorized officers as of the day and year first above written.

                                        WILLIAMSBURG INVESTMENT TRUST

Attest: /s/ Tina D. Hosking             By: /s/ John T. Bruce
        ---------------------------         -----------------------------------
        Tina D. Hosking, Secretary          John T. Bruce, Chairman

                                        FLIPPIN, BRUCE & PORTER, INC.

Attest:                                 By: /s/ John T. Bruce
       ----------------------------         -----------------------------------
                                           John T. Bruce, Vice President